Exhibit 99.1

VCI Global appoints Vincy Liew as its new independent director

8 August 2024 | Globe Newswire

KUALA LUMPUR, Malaysia, August 9, 2024 – VCI Global Limited (NASDAQ: VCIG) (Frankfurt: H0T) (“VCI Global”, “VCIG“, or the “Company”), a diversified holding company with expertise in consulting, fintech, AI, robotics and cybersecurity, is pleased to announce the appointment of Ms. Vincy Liew as an independent director on the Company’s Board of Directors, effective August 8, 2024.

Ms. Vincy brings over 15 years of substantial experience in the finance and banking sectors, complemented by significant achievements in entrepreneurial ventures. Her career is distinguished by strategic vision and leadership in driving growth, profitability, and innovation across diverse industries.

In 2019, Ms. Vincy co-founded a distribution company where she currently serves as Director. In this role, she has successfully developed and executed comprehensive business strategies aimed at driving the company’s growth and profitability. Her entrepreneurial acumen was further demonstrated when she co-founded and served as a Director of a health products company from 2022 to 2023. Under her leadership, this venture achieved an impressive annual turnover of US$20 million, showcasing her capability to spearhead successful business initiatives in highly competitive markets.

Before embarking on her entrepreneurial journey, Ms. Vincy held key leadership roles in the banking industry. As Manager at Allianz Malaysia Berhad from 2014 to 2017, she was instrumental in implementing initiatives that fueled team development and organizational growth. Prior to this, she served as Performance Manager at Hong Leong Assurance Berhad from 2013 to 2014, where she honed her skills in optimizing team performance and driving efficiency. Her early career featured significant achievements as Head of Credit Card Departments at both Standard Chartered Bank Malaysia Berhad and United Overseas Bank (Malaysia) Berhad from 2011 to 2013. In these roles, she was pivotal in overseeing operations, crafting marketing strategies, and establishing robust risk management protocols.

Ms. Vincy’s appointment as an independent director is expected to bring a fresh, objective perspective to VCI Global’s Board. Her broad experience across finance, banking, and strategic management will be invaluable in providing balanced oversight and strategic guidance as the Company continues to innovate and expand its footprint across various sectors.

“We are thrilled to welcome Vincy (Liew) to our Board of Directors. Her extensive background in finance, banking, and strategic management, coupled with her proven track record in entrepreneurship, will provide the strategic insights needed as we advance our ambitious growth agenda,” said Dato’ Victor Hoo, Group Executive Chairman and Chief Executive Officer of VCI Global.

About VCI Global Limited

VCI Global is a diversified holding company. Through its subsidiaries, it focuses on consulting, fintech, AI, robotics, and cybersecurity. Based in Kuala Lumpur, Malaysia, our main operations are centered in Asia, with significant visibility across Asia Pacific, the United States, Europe, and the Middle East. VCIG primarily offers consulting services in capital markets, real estate, AI, and technology. In technology businesses, the company operates a proprietary financing platform that serves companies and individuals, as well as a secured messaging platform serving governments and organizations. We also invest, incubate, accelerate, and commercialize businesses and technologies in AI and robotics.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (SEC). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

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